Exhibit 99.1

PRESS RELEASE

	CHC ANNOUNCES FIRST QUARTER RESULTS

Thursday, September 13th, 2007, Vancouver, British Columbia, Canada: CHC Helicopter Corporation (the “Company” or “CHC”) (TSX: FLY.A and FLY.B; NYSE: FLI) today announced unaudited financial results for the three months ended July 31, 2007.

	Financial Highlights (in millions of Canadian dollars, except per share amounts)
		Three Months Ended
		July 31, 2007	July 31, 2006
CHC Helicopter	Revenue	$319.9	$263.2
Corporation	Operating income	24.6	28.6
	Net earnings from continuing operations	11.8	9.0
T 604.276.7500	Net earnings (loss) from discontinued operations	16.4	(0.2)
F 604.232.8341	Net earnings	28.2	8.8

www.chc.ca	Per share information (diluted)
	Weighted average number of shares	46.4	46.2
	Net earnings from continuing operations	$0.26	$0.19
	Net earnings from discontinued operations	0.35	-
	Net earnings	0.61	0.19

The Company recorded another quarter of record revenue with continued expansion of its fleet.  During the quarter, the Company began operations on several new contracts in Europe and exited from certain low margin contracts in Global Operations.  In addition, the Company divested of Survival-One Limited (“Survival-One”) and recognized an after-tax gain on the sale of $16.4 million.

During the first quarter, revenue increased $54.4 million (21%) to $319.9 million, excluding the impact of foreign exchange (“FX”), compared to the same period last year.  FX had a positive impact on revenue in the first quarter of $2.3 million.

Revenue increased in all operating segments in the first quarter, but most significantly in the Global Operations segment.  Global Operations’ revenue and segment EBITDAR increased $31.9 million (35%) and $3.9 million (13%), respectively, from the same period last year (excluding FX).  Flying hours in Global Operations increased by 3,789 hours (19%) over the same period last year.  European Operations revenue and segment EBITDAR increased by $12.8 million (10%) and $4.0 million (18%), respectively, from the same period last year (excluding FX).  During the first quarter, external revenue and segment EBITDAR in Heli-One increased $9.5 million (25%) and $9.0 million (15%), respectively, from the same period last year (excluding FX).

Operating income decreased by $4.5 million or 16% (excluding FX) in the first quarter, compared to the same period last year, primarily due to an increase in amortization relating to an increase in spares and the increased value of the Company’s fleet, as well as a restructuring recovery of $2.1 million in the first quarter last year.

Net earnings for the first quarter were $28.2 million ($0.61 per share, diluted), an increase of $19.4 million ($0.42 per share diluted) from the same period last year.

The following table presents the impact on net income and diluted earnings per share of certain items that affect the comparability of the Company’s net earnings from the applicable prior periods (all amounts are after-tax and in millions, except per share amounts):

	Three Months Ended July 31,
	2007		2006
	Net earnings impact	Diluted earnings per share impact	Net earnings impact	Diluted earnings per share impact
Operational Issues:
Aircraft introduction costs[1]	$(2.7)	$(0.06)	$(4.0)	$(0.09)
Major component exchange costs, net of stimated power-by-the-hour ("PBH") refund	(1.6)	(0.03)	-	-
Aircraft impairment adjustment	(1.9)	(0.04)	-	-
Costs associated with exit from certain low margin contracts	(0.5)	(0.01)	-	-
Impact of aircraft availability issues[2]	(1.8)	(0.04)	(2.0)	(0.04)
Net trade receivables provision decrease	1.1	0.02	2.7	0.06
	(7.4)	(0.16)	(3.3)	(0.07)
Financing, Investing and
Related Issues:
Gain on disposal of Survival-One (discontinued operations)	16.4	0.35	-	-
	16.4	0.35	-	-
Other:
Tax rate reduction in the UK	3.1	0.07	-	-
Contract settlement costs	-	-	(1.3)	(0.03)
Restructuring recovery	-	-	1.4	0.03
	3.1	0.07	0.1	-
Total	$12.1	$0.26	$(3.2)	$(0.07)
1 Includes estimated after-tax interest and lease costs of $0.6 million ($0.01 per share, diluted) (2006 - $1.5 million, $0.03 per share, diluted).
2 Includes estimated revenue lost due to lack of availability of aircraft to service contract and non-contract customers.

Other significant variances include (all amounts are pre-tax, unless otherwise noted):

•
Interest expense increases of approximately $1.0 million, ($0.8 million or $0.02 per share, diluted, after-tax) in the first quarter, primarily as a result of higher debt levels related to investment in a growing fleet and associated working capital increases; and

•
Lease expense increases of approximately $7.5 million ($5.8 million or $0.12 per share, diluted, after-tax) in the first quarter, as a result of additional leased aircraft and higher interest rates on various operating leases.

Capital and liquidity:

•	The Company used cash of $68.7 million in operations and invested $50.3 million in property and equipment, including the purchase of two aircraft, during the three months ended July 31, 2007.

•
The number of aircraft in the fleet decreased by one aircraft during the first quarter.  This change consisted of the addition of five new aircraft, including two Sikorsky S76C++, one DHC8-300 and two search and rescue (“SAR”) equipped Sikorsky S61N aircraft.  As well, the Company disposed of or returned to lessors six older technology aircraft.

•
The Company has 70 aircraft (35 heavy and 35 medium aircraft) on order, 30 of which are expected to be delivered in the current year, with the remaining 40 aircraft to be delivered over the next five years.  The Company also has the option to purchase up to ten additional heavy and medium aircraft over the next five years.

•	The Company had unused capacity under its credit facilities of $39.6 million and cash and cash equivalents of $35.4 million for a total of $75.0 million at July 31, 2007.

•
During the first quarter, the Company completed refinancing of its senior credit facilities at interest rates consistent with its previous agreements.  The refinancing will provide an additional US $100 million of capacity, increased flexibility during the current period of unprecedented growth and the ability to increase borrowings in multiple currencies.

Subsequent to July 31, 2007, the Company announced:

•	That it has secured a new maintenance support contract with Lider Taxi Aereo S.A. - Air Brasil (“Lider Aviacao”) of Brazil. Lider Aviacao will send various component units to Heli-One for overhaul on an exchange basis. Main, intermediate and tail gearboxes, along with other major components for Lider Aviacao’s fleet of Sikorsky S76, Bell 212 and Bell 412 helicopters will be overhauled by Heli-One and exchange units will be provided.

•	That its Board of Directors has declared an annual dividend of $0.50 payable quarterly at $0.125 on each Class A subordinate voting share and Class B multiple voting share.

For a complete overview of results, including Management’s Discussion and Analysis, and Unaudited Interim Consolidated Financial Statements and Notes thereto, please visit the CHC website at http//www.chc.ca/investor_financialreports.php.

Investor Conference Call

The Company’s first quarter conference call and webcast will take place Friday, September 14th, 2007 at 10:30 a.m. EDT.  To listen to the conference call, dial 416-644-3414 for local and overseas calls, or toll-free 1-866-733-7560 for calls from within North America.  To hear a replay of the conference call, visit www.chc.ca or dial 416-640-1917 or toll-free 1-877-289-8525 and enter passcode “21245206#”.

The financial results and conference call webcast will be available at www.chc.ca.  The webcast is also available through Canada Newswire at www.cnxmarketlink.com.

CHC Helicopter Corporation is the world’s largest provider of helicopter services to the global offshore oil and gas industry with aircraft operating in more than 30 countries.

For further information, please contact:

Rick Davis Senior Vice President and Chief Financial Officer 604-279-2471 or 778-999-0314
Annette Cusworth Vice President, Financial Services 604-279-2484 or 778-999-1476
If you wish to be added to CHC’s news distribution list, please visit http://www.chc.ca/investor_materialrequest.php.

This document may contain forward-looking information.  While these projections, conclusions, forecasts and other statements represent our best current judgment, the actual results could differ materially from the conclusion, forecast or projection contained in the forward-looking information.  Certain material factors or assumptions were applied in drawing a conclusion or making a forecast or projection in the forward-looking information contained herein.  Such factors include, but are not limited to, the following:  exchange rate fluctuations, inherent risk, trade credit risk, industry exposure, inflation, contract loss, inability to maintain government issued licences, inability to obtain necessary aircraft or insurance, competition, political, economic and regulatory uncertainty, loss of key personnel, pension risk, work stoppages due to labour disputes, international uncertainty, and future material acquisitions.  These risk factors are further detailed in the Annual Report on Form 20-F and other filings of the Company with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.  CHC disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.